

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Justin Christian
President
Vienna Parent Corporation
9777 N. College Avenue
Indianapolis, Indiana 46280

> **Re: Vienna Parent Corporation**
> **TSR, Inc.**
> **Schedule TO-T filed by Vienna Acquisition Corporation and Vienna Parent**
> **Corporation on May 30, 2024**
> **File No. 005-38473**

Dear Justin Christian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed May 30, 2024

Merger Agreement, page 24

1. Refer to the first paragraph in this section and the statement there that the description of the Merger Agreement "does not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Merger Agreement. Please modify to avoid characterizing the disclosure here as incomplete.

Tender and Support Agreements, page 38

2. We note the agreement to not withdraw tendered shares under the Tender and Support Agreement. Please tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934 or revise.

Conditions of the Offer, page 41

3.   We note your disclosure that the conditions "may be waived by Parent and Purchaser, in whole or in part at any time and from time to time." If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the offer, or terminate the offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise here and later in the same paragraph, where you state that "failure or delay by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right . . . and each such right will be deemed an ongoing right that may be asserted at any time and from time to time."

Certain Legal Matters; Regulatory Approvals, page 42

4.   Please provide your detailed legal analysis of why Purchaser and Parent are not "affiliates" of the Company by virtue of the fact that the Tender and Support Agreements, representing ownership of approximately 45% of outstanding shares, had been under negotiation since March 4, 2024, well in advance of the signing of the Merger Agreement. We also note that the supporting shareholders have appointed three of your directors.

Miscellaneous, page 45

5.   We note your disclosure that the "Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the Offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

General

6.   Please provide your detailed legal analysis of why Justin Christian and BCforward are not included as filing persons. We note BCforward's involvement in the negotiation process, as described in the Background of the Offer, and that Mr. Christian is a party to the Debt Commitment Letter and formed Purchaser and Parent "solely for the purpose of facilitating the acquisition of the Company."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please direct any questions to Laura McKenzie at 202-551-4568 or Daniel Duchovny at 202-551-3619.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　Office of Mergers & Acquisitions